CORPORATE OFFICE
37 North Valley Road, Building 4, P.O. Box 1764
Paoli, PA 19301-0801 U.S.A.
Telephone: 610-647-2121 Fax: 610-647-0211
June 9, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Brian Cascio
Dear Mr. Cascio:
Re:	AMETEK, Inc. Form 10-K for the year ended December 31, 2008 Filed February 26, 2009 File No. 001-12981
Reference is made to the letter to Mr. John J. Molinelli dated May 28, 2009 from the United States Securities and Exchange Commission (the “Commission”) in which the Commission made certain comments regarding the above referenced Form 10-K (the “2008 10-K”) of AMETEK, Inc. (“AMETEK” or the “Company”) and requested certain revisions be made to future filings and certain supplemental information be provided to the Commission’s Staff. Set forth below are the Company’s responses to the Commission’s comments and request for supplemental information.
Form 10-K for the Fiscal Year Ended December 31, 2008 — Critical Accounting Policies — page 31
1.	Commission’s comment — In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please tell us and disclose the following in future filings:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analysis;

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

•	A quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

AMETEK’s Response

We have identified our reporting units at the component level, which is one level below our operating segments. We have identified and assigned goodwill to our reporting units in accordance with paragraph 30 of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Generally, goodwill arises from acquisitions of specific operating companies and is assigned to the reporting units based upon the reporting unit in which that operating company resides. Our reporting units are composed of the business units one level below our operating segment at which discrete financial information is prepared and regularly reviewed by segment management. In future filings, we will enhance our disclosure regarding our accounting policy for identifying reporting units.

In connection with our annual goodwill impairment test performed as of October 1, 2008, we relied on an income-based approach to estimate the fair value of our reporting units that utilizes projected debt-free cash flows that are discounted to present value using a discount rate that considers the timing and risk of the future cash flows. We believe the income-based approach is the most meaningful approach as it is how market participants would value our reporting units and is consistent with our method of valuing acquisition candidates. In future filings, the Company will disclose the valuation methodology used to value its reporting units as well as the basis for selection of the valuation method.

Our discounted cash flow model requires multiple assumptions, with a range of inputs for each assumption. As part of our goodwill impairment analysis, we carefully evaluate each assumption and select the values we believe are most appropriate. This includes a number of assumptions and estimates concerning future levels of revenue growth, operating margins, depreciation, amortization, and working capital requirements, which are based upon our long range plan for each reporting unit. The Company also utilizes a weighted average cost of capital to discount the expected future cash flows. Among other assumptions, the weighted average cost of capital is an estimate of the overall after-tax rate of the return required by a market participant. In future filings, we will disclose a qualitative description of the material assumptions used in our discounted cash flow model, and the basis used to develop those assumptions. We believe including a quantitative description of the material assumptions used in the discounted cash flow model would require disclosure of confidential information that could cause us competitive harm as the discounted cash flow model closely mirrors our acquisition model. Additionally, we will provide future disclosure around our sensitivity analysis of those assumptions included in the discounted cash flow model.

As part of our annual goodwill impairment review, we update our key assumptions based on the best available information. While there are always changes in assumptions to reflect changing business and market conditions, our overall methodology and the population of assumptions used have remained unchanged. However, in the event significant changes occur in the future, we will incorporate such disclosure into our critical accounting policy disclosures.

2.	Commission’s comment — Please revise future filings to disclose your impairment test for other intangible assets that complies with SFAS 144.

AMETEK’s Response

In future filings, we will disclose our accounting policies for testing other intangible assets for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”).
Consolidated Financial Statements — Goodwill and Other Intangible Assets — pages 49 and 54
3.	Commission’s comment — Please tell us and expand future filings to make more detailed and specific disclosure about how you identify and measure goodwill impairment. Please expand to address the reporting unit concept, how you identified reporting units and how you allocate goodwill to those reporting units. Also disclose how you determine fair value of each reporting unit under SFAS 142.

AMETEK’s Response

In future filings, as noted in our response to the first comment from the Commission above, we will provide more detailed and specific disclosure around how we identify reporting units, how we allocate goodwill to those reporting units, and how we determine the fair value of each reporting unit and measure goodwill impairment under SFAS 142. We will also disclose that the Company tests goodwill annually and whenever events or circumstances make it more-likely-than-not that the fair value of a reporting unit has fallen below its carrying amount, such as a significant adverse change in the business climate or a decision to sell or dispose of all or a portion of a reporting unit.
Form 10-Q for Fiscal Quarter Ended March 31, 2009 — Financial Statements — pages 3 and 4
4.	Commission’s comment — We note that revenues have declined 10% along with an 11% reduction (as corrected from a 29% reduction noted in the original SEC Comment Letter, based on a discussion with the Commission’s Staff) in net income in the first quarter of fiscal year 2009. There has also been a significant decrease in your market capitalization. Please tell us whether these factors were considered to be indicators of potential impairment that would require you to perform a goodwill impairment analysis subsequent to December 31, 2008.

AMETEK’s Response

The Company assessed the guidance in paragraph 28 of SFAS 142 as of March 31, 2009, to determine whether goodwill of a reporting unit should be tested for impairment between annual tests:

Paragraph 28 of SFAS 142 indicates “Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount.” Examples of such events or circumstances are provided in paragraph 28. While this list is not all inclusive, it is representative of our considerations when evaluating the need to perform an interim impairment test. We have summarized below the examples of events and circumstances listed in paragraph 28 and our consideration of those events and circumstances:
a.	A significant adverse change in legal factors or in the business climate — We performed an analysis as of March 31, 2009 to determine whether or not there was a significant and unanticipated adverse change in the business climate. This analysis included reviewing our actual results through such date compared to prior periods and to the long-range plans which were used in our annual impairment test performed as of October 1, 2008. Based upon the analysis performed at the reporting unit level, the decline in our actual results when compared to the prior comparable period of fiscal 2008 and the long-range plans did not cause the Company to conclude that it was more-likely-than-not that the fair value of any of our reporting units had fallen below their carrying amounts. We will continue to monitor the business climate and results of our reporting units for indicators of potential impairment in accordance with SFAS 142. Additionally, there were no significant adverse changes in legal factors that would have negatively impacted the Company or its reporting units.

b.	An adverse action or assessment by a regulator — No evidence of such an event existed as of March 31, 2009.

c.	Unanticipated competition — No evidence of such an event existed as of March 31, 2009.

d.	A loss of key personnel — No evidence of such an event existed as of March 31, 2009.

e.	A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of — No evidence of such an event existed as of March 31, 2009.

f.	The testing for recoverability under SFAS 144 of a significant asset group within a reporting unit — No testing of a significant asset group within a reporting unit was warranted as no events or changes in circumstances as described in paragraph 8 of SFAS 144, indicating that the carrying amount may not be recoverable, were noted as of March 31, 2009.

g.	Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit — No evidence of such an event existed as of March 31, 2009.
Additionally, the Company considered its market capitalization as an indicator of possible impairment as well as a corroborative source of fair value during step one of the goodwill impairment process under SFAS 142. As of October 1, 2008 (the date of our last annual impairment test) and March 31, 2009, the Company’s market capitalization continued to remain above the Company’s consolidated net assets, which includes the asset value assigned to goodwill.

In summary, based on our review of the events and circumstances above we concluded that an interim impairment test of the goodwill of the Company’s reporting units between annual tests was not required as of March 31, 2009. The Company will continue to monitor both actual and forecasted results as well as other significant events to determine the need to perform a goodwill impairment analysis between annual tests.

As requested by the Staff, AMETEK acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration. If you have further questions or comments, please address them to the undersigned.
Sincerely,
AMETEK, Inc.

/s/ Robert R. Mandos, Jr.
Robert R. Mandos, Jr.
Senior Vice President and Comptroller

cc:	Mr. Jong Ho Hwang Mr. Martin James Mr. John J. Molinelli Robert S. Feit, Esquire